Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT, WHOLLY-OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2016	2015
	(in millions, except ratios)
Net income	$224	$224
Income taxes	121	127
Capitalized interest	(5)	(6)
	340	345
Fixed charges, as defined:

Interest	164	168
Capitalized interest	5	6
Interest component of rentals charged to operating expense	—	—
Total fixed charges	169	174

Earnings, as defined	$509	$519

Ratio of earnings to fixed charges	3.01	2.98